BAD IDEA LLC
Term Sheet

Alexander Burch (the "Manager"), is the sole member of Bad Idea LLC, a Tennessee limited liability company (the "Company"). The Company is offering to accept up to $717,000 and at least $467,000 from investors ("Investors") to fund capital expenditures and pay other expenses associated with the establishment and operation of a restaurant to be located at 11th and Russell, Nashville, Tennessee (the "Business"). Due to Tennessee state law, Investors must attest to that they have do not have a prohibited ownership interest in an alcohol manufacturer or distributor.

This document outlines the key terms of the proposed investment opportunity.

Amount:	Up to $717,000 and no less than $467,000 in additional capital (the "Offering").
Current Capitalization:	$250,000 in cash (the "Initial Investment") from one investor (the "Lead Investor") and $33,000 in interest issued in exchange for services rendered (the "Initial Investment"). The Lead Investor intends to invest an additional $50,000 in this Offering. In order to expedite the opening of the Business, the Lead Investor has authorized the Manager to use the Initial Investment to pay expenses already incurred and described below in the Use of Proceeds and to pay additional expenses to be incurred as described in the Use of Proceeds prior to closing this Offering.
Minimum Offering:	The Company will only close the offering described in this Term Sheet if it receives gross investment proceeds of at least $467,000 and will accept total investments of up to $717,000. Unless the Lead Investor agrees otherwise, no proceeds of the offering other than the Initial Investment will be closed until $467,000 (in addition to the Initial Investment) has been raised in the offering. If less than the maximum amount of the Offering is raised, the Company will open the Business with a more limited food and beverage inventory, less kitchen equipment, and limited working capital, any or all of which could negatively impact its operations and prospects.
Use of Proceeds:	The proceeds of this offering shall be used for (i) capital expenditures in connection with building out and furnishing the Company's location, (ii) expenses incurred in connection with opening the Business, (iii) the Company's working capital needs, and (iv) payment of fees and expenses incurred in connection with this offering.
Governance:	The Company is a manager-managed limited liability company. The Manager will be the sole manager of the Company. Except for those limited matters described in the Operating Agreement of the Company, any matter relating to the business of the Company is exclusively decided by the Manager.
Offering Deadline:	The minimum investment must be received by April 30, 2023.

Equity Participation:	The Investors will receive one Class A Unit of membership interests (the "Class A Units") for each dollar invested. In exchange for the Initial Investment, 283,000 Class A Units have already been issued. If the Offering is fully subscribed, 1,000,000 Units will be issued and outstanding at the closing of the Offering. The Manager will receive one Class B Unit of membership interests (the "Class B Units") for each three Class A Units outstanding at the closing of the Offering. If the Offering is fully subscribed, 333,333 Class B Units will be issued to the Manager at the closing of the Offering. Net profits distributed will be distributed in proportion to Units outstanding. After the holders of the Class A Units have received a return of all of their capital contributions to the Company ("Payback"), each outstanding Class B Unit will be converted into 9 Class B Units Accordingly, assuming no redemption or cancellation of any units, (i) prior to Payback, of the net profits of the Company distributed from time to time, the holders of the Class A Units will receive 75%, and the holder of the Class B Units will receive 25%, and (ii) after Payback, of the net profits of the Company distributed from time to time, the holders of the Class A Units will receive 25%, and the holder of the Class B Units will receive 75%.
Limitations on Transfers:	Except for transfers to a related party or transfers upon the death of an owner, the holders of the Class A Units may not transfer ownership interests in the Company without the approval of the Manager.
Management Fees:	The Manager shall enter into a management agreement with the Company providing for a management fee of $70,000 per year beginning when the Business opens. The management fee will increase by five percent (5%) per year upon each anniversary of the opening of the Business.
Documentation:	At the Closing, each Investor shall be required to execute the following documents:

1) The Company's Operating Agreement;
2) Subscription Agreement;
3) Other documentation that may be necessary or required by the Manager.

The Company reserves the right to withdraw, cancel or modify the terms of this offering and to reject, in whole or in part, any subscription from an Investor.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS TERM SHEET OR ANY COMMUNICATION RELATING TO THE OFFERING AS INVESTMENT, LEGAL OR TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO THE FINANCIAL, LEGAL, TAX AND RELATED MATTERS CONCERNING HIS INVESTMENT.

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This term sheet does not purport to be complete, and does not contain all information which an Investor may want to review and discuss. Prospective Investors should review the text of all documents which they will be required to sign for a complete understanding of their terms. Any document referred to in this term sheet and any other information that a prospective Investor may wish to review shall be made available upon written request to the Company, prior to the Closing.

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